SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May, 2007

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

__1__

Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on May 10, 2007 announcing "ECtel Names Dr. Hanun Dvey- Aharon as SVP of Products and Professional Services".  Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

__2__

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//________________________

Ron Fainaro,
Executive Vice President and

Chief Financial Officer

Dated:  May 13, 2007

__3__

Index to Exhibits

Exhibit No.                   Exhibit

1                                   Press Release issued May 10, 2007

__4__

EXHIBIT 1

ECtel Names Dr. Hanun Dvey- Aharon as SVP of Products and Professional Services

ROSH HA'AYIN, Israel, May 10, 2007. ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue ManagementTM (IRMTM)) solutions, today announced the appointment of Dr. Hanun Dvey- Aharon as Senior Vice President of Products and Professional Services.  Dr. Dvey-Aharon will replace Itzik Weinstein who was promoted to President and CEO.

Dr. Dvey-Aharon will lead the Development and the Professional Services Groups. These groups consist of highly technical and dedicated personnel with in-depth understanding of the customers' business environment and provide comprehensive consultancy services, project management, training and on-going support. ECtel regards the role of these professional services as a crucial step in maximizing the value of the company's Integrated Revenue Management(TM) product framework, consists of its leading fraud management and revenue assurance solutions, FraudView® and RAP.

Dr. Dvey-Aharon joins ECtel after serving as Vice President of Products, Development and Projects Delivery in TTI-Team Telecom since 2004.  Previously, he held various R&D, technology and management positions at Ofek New World, Telrad Networks and Elbit Systems.

Dr. Dvey-Aharon holds a D.Sc. in Physics from the Technion and a M.Sc. in Computer Sciences from Case Western Reserve University.

"The implementation of world-class professional services to our customers is a key component in our strategy. We are delighted to have Dr. Dvey-Aharon to lead this effort," said Mr. Itzik Weinstein, President and CEO of ECtel. "Under his guidance and leadership, we will continue in building a team that is uniquely qualified to assist operators in achieving full value and return on investment through implementation of our Integrated Revenue Management(TM) (IRM(TM)) solutions".

About ECtel

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView® and RAP that minimize operator revenue leakage across networks and operations support systems (OSSs). For more information, visit www.ectel.com.

__5__

Certain statements contained in this release contain forward-looking information with respect to guidance, plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to successfully execute a growth plan, to successfully materialize business opportunities, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to guidance and forward-looking statements to reflect events or circumstances following the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

ECtel Ltd.
Ron Fainaro
Executive Vice President and CFO
Tel: +972-3-9002102
Fax: +972-3-9002103
Email: Ronf@ectel.com

ECtel Ltd.
Dana Rubin
MarCom Manager
Tel: +972-3-9002656
Fax: +972-3-9002103
Email: ir@ectel.com

__6__